                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 _______________


                                  SCHEDULE 13G
                                 (Rule 13d-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Packard BioScience Company
                    ----------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.002 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    695172205
                    ----------------------------------------
                                 (CUSIP Number)



                                 October 1, 2000
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]     Rule 13d-1(b)
[x]     Rule 13d-1(c)
[ ]     Rule 13d-1(d)



                               Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP NO.:

(1)    NAME OF REPORTING PERSON: GSI Lumonics Inc.

       S.S. OR I.R.S. IDENTIFICATION NO OF ABOVE PERSON: 381859358

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)   [ ]

       (b)   [ ]

(3)    SEC USE ONLY


(4)    CITIZENSHIP OR PLACE OF ORGANIZATION: New Brunswick, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       (5)      SOLE VOTING POWER:  4,571,249

       (6)      SHARED VOTING POWER:

       (7)      SOLE DISPOSITIVE POWER:  4,571,249

       (8)      SHARED DISPOSITIVE POWER:

(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:   4,571,249

(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]

(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  6.9%

(12)   TYPE OF REPORTING PERSON: CO


                               Page 2 of 6 Pages

ITEM 1(A).     NAME OF ISSUER:


               Packard BioScience Company (the "Issuer")
               ----------------------------------------

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:


               800 Research Pkwy, Meriden, CT  06450
               -------------------------------------

Item 2(a).     NAME OF PERSON FILING:


               GSI Lumonics Inc.(the "Reporting Person")
               -----------------------------------------

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:


               105 Schneider Road, Ontario  K2K 1Y3, Kanata, Ontario, Canada
               -------------------------------------------------------------

ITEM 2(C).     CITIZENSHIP:

               New Brunswick, Canada
               ---------------------

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:


               Common Stock, par value $.002 per share (the "Common Stock")
               ------------------------------------------------------------

ITEM 2(E).     CUSIP NUMBER:

               695172205
               ---------


                               Page 3 of 6 Pages

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:


   (a)    Broker or dealer registered under Section 15 of the Act,

   (b)    Bank as defined in Section 3(a)(6) of the Act,

   (c)    Insurance company as defined in Section 3(a)(19) of the Act,

   (d) Investment company registered under Section 8 of the Investment Company Act,

   (e)    Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

   (f)    An employee Benefit Plan or Endowment Fund, see 13d-1(b)(1)(ii)(F),

   (g)    parent holding company, in accordance with Rule 13d-1(b)(ii)(G),

   (h) A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act.

   (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

   (j)    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is file pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4.   OWNERSHIP.

     Provide the following information as of that date and identify those shares which there is a right to acquire regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)      Amount beneficially owned:  4,571,249
                                        ---------

   (b)      Percent of class:  6.9%
                               ----

   (c)      Number of shares as to which such person has:

            (i)    Sole power to vote or to direct the vote: 4,571,249
                                                             ---------

            (ii)   Shared power to vote or to direct the vote:  ____________

            (iii)  Sole power to dispose or to direct the disposition of:
                   4,571,249
                   ---------

            (iv)   Shared power to dispose or to direct the disposition of:
                   ____________


                               Page 4 of 6 Pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following .

ITEM 6.   OWNERSHIP OF MOVE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

     Not applicable


ITEM 10.  CERTIFICATION.

     By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the shares of Common Stock referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and the securities were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                               Page 5 of 6 Pages

                                 SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2000



                                   By:  /s/ Thomas R. Swain
                                      -------------------------------
                                      Name:  Thomas R. Swain
                                      Title:  Vice President of Finance
                                              and Chief Financial Officer





                               Page 6 of 6 Pages